SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 7, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, December 7, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that between November 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 6,875 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the exercise, USD 2,846.25 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 810,888,515 to 810,895,390, and the new number of outstanding warrants decreased from 79,946,160 to 79,939,561.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated April 12, 2021, and complementary notices regarding the offer made by the Company of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe ordinary shares (warrants).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

December 7, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets